[redacted]

11021222

KW 3/23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
211

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-51520~~ 8-42303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Piedmont Center, Suite 820
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Winborne 404-874-7433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25

OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

D. Jane Craft

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY PUBLIC, COBB COUNTY, GEORGIA
MY COMMISSION EXPIRES AUGUST 30, 2013

BrookwoodAssociates

BROOKWOOD ASSOCIATES, L.L.C.
FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2010 and 2009

BROOKWOOD ASSOCIATES, L.L.C.

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CONTENTS

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To The Members of
Brookwood Associates, L.L.C.

We have audited the accompanying statements of financial condition of **Brookwood Associates, L.L.C.** (the "Company") as of December 31, 2010 and 2009, and the related statements of income and changes in members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Associates, L.L.C. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 22, 2011

BROOKWOOD ASSOCIATES, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash in banks	$ 6,040,001	$ 2,347,608
Accounts receivable, net of allowance for doubtful accounts of $65,492 in 2010 and $0 in 2009	194,737	121,930
Total Current Assets	6,234,738	2,469,538
PROPERTY, FURNITURE AND EQUIPMENT, net of accumulated depreciation of $268,509 in 2010 and $238,608 in 2009	85,985	77,249
OTHER ASSETS:		
Deposits	22,150	11,402
Total Assets	$ 6,342,873	$ 2,558,189
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 2,219,073	$ 1,071,797
ACCRUED LEASE OBLIGATION	49,270	52,823
MEMBERS' EQUITY	4,074,530	1,433,569
Total Liabilities and Members' Equity	$ 6,342,873	$ 2,558,189

The accompanying notes are an integral part of these financial statements.

BROOKWOOD ASSOCIATES, L.L.C.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 4,358,111	$ (1,170,519)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	29,901	33,975
Provision for loss on accounts receivable	65,492	-
Changes in:		
Accounts receivable	(138,299)	292,693
Deposits	(10,748)	-
Other assets	-	5,000
Accrued lease obligations	(3,553)	(10,503)
Accounts payable and accrued expenses	1,147,276	(139,037)
Net Cash Provided By (Used in) Operating Activities	5,448,180	(988,391)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(38,637)	(6,514)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(1,717,150)	(25,950)
NET INCREASE (DECREASE) IN CASH	3,692,393	(1,020,855)
CASH, BEGINNING OF YEAR	2,347,608	3,368,463
CASH, END OF YEAR	$ 6,040,001	$ 2,347,608

SUPPLEMENTAL CASH FLOW DISCLOSURES

	2010	2009
INTEREST AND INCOME TAXES PAID	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brookwood Associates, L.L.C. (the "Company") was organized in 2000 pursuant to the provisions of the Georgia Business Corporation Code, and provides merger and acquisition services and financing services to middle-market companies. The Company operates from offices in Atlanta, Georgia and Charlotte, North Carolina and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in both interest and non-interest bearing accounts in banks located in Georgia.

Revenue and Expense Recognition

The Company enters into engagement agreements, primarily with corporate clients, to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and transaction fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to financing and merger and acquisition transactions are recognized when the transactions are closed. During 2010, two clients had fees exceeding 10% of total revenue, which accounted for approximately 31% of revenue. During 2009, two clients had fees exceeding 10% of total revenue, which accounted for approximately 38% of revenue.

Accounts Receivable

An allowance for doubtful accounts was established for the year ended December 31, 2010 to provide for losses on uncollectible accounts based on management's estimates and historical collection. At December 31, 2010 and 2009, the Company had one client that accounted for 42% and 49%, respectively, of the outstanding accounts receivable balance at year-end.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Property, Furniture, and Equipment

Property, furniture, and equipment is carried at cost less accumulated depreciation, and consists of leasehold improvements, furniture and fixtures, computers and office equipment. Depreciation is provided using the straight-line method over useful lives of three to seven years.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment consist of the following at December 31, 2010 and 2009:

	2010	2009
Furniture and fixtures	$ 168,415	$ 168,415
Computers and office equipment	167,876	129,239
Leasehold improvements	18,203	18,203
	354,494	315,857
Less accumulated depreciation	(268,509)	(238,608)
	$ 85,985	$ 77,249

Depreciation expense for the years ending December 31, 2010 and 2009 amounted to $29,901 and $33,975, respectively.

3. EMPLOYEE BENEFIT PLAN

The Company has established an employee retirement plan ("Plan") under Section 401(k) of the Internal Revenue Code covering substantially all employees. The Company does not match the contributions made by the employees or make profit-sharing contributions to the Plan.

4. OPERATING LEASES

The Company has operating lease agreements for office space in Atlanta and Charlotte, and for certain office equipment. The Company entered into new lease agreements during 2008 that included a seven month free rent clause and in 2010 that included a six month free rent clause for which amounts are being accrued and amortized over the term of the leases. The accrued rent obligation relating to the free rent amounted to $49,270 and $52,823 as of December 31, 2010 and 2009, respectively. Rental expense was $153,312 and $150,315 for the years ended December 31, 2010 and 2009, respectively. The minimum future rental payments under these leases are as follows:

Year	Amount
2011	$ 167,032
2012	245,574
2013	213,810
2014	158,405
2015	158,804
Thereafter	80,136
Total minimum future rental payments	$ 1,023,761

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2010, the ratio of aggregate indebtedness to net capital was .60 to 1 and net capital was $3,771,658 which was $3,620,435 more than the required net capital of $151,233.

WINDHAM BRANNON

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members of
Brookwood Associates, L.L.C.

We have audited the financial statements of **Brookwood Associates, L.L.C.** for the year ended December 31, 2010, and have issued our report thereon dated February 22, 2011. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2010, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 22, 2011

BROOKWOOD ASSOCIATES, L.L.C.

SUPPLEMENTARY DATA
December 31, 2010

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2010	$ 4,074,530
Less non-allowable assets	(302,872)
Net Capital	$ 3,771,658

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$ 4,074,532
Rounding	(2)
Members' Equity per Audited Financial Statements	$ 4,074,530

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$ 3,771,659
Rounding	(1)
Net Capital Per Audited Financial Statements	$ 3,771,658

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$ 2,268,343
Total Aggregate Indebtedness	$ 2,268,343
Ratio of Aggregate Indebtedness to Net Capital	.60 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Brookwood Associates, L.L.C. as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Brookwood Associates, L.L.C. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members of
Brookwood Associates, L.L.C.

In planning and performing our audit of the financial statements and supplementary data of **Brookwood Associates, L.L.C.** (the "Company"), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 22, 2011

WINDHAM BRANNON

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To The Members of
Brookwood Associates, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for year ended December 31, 2010, which were agreed to by Brookwood Associates L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T, as amended, (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5, as amended, for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7T, as amended, for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T, as amended, with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T, as amended, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, as amended, and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 22, 2010